Exhibit 12.1

Western Digital Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year
	2014		2015		2016		2017		2018
	(in millions)
Computation of earnings:
Income before provision for income taxes	$1,752		$1,577		$153		$769		$2,085
Fixed charges	75		69		285		871		692
Undistributed equity in income from 50%-or-less-owned affiliates	—		—		(1)		(6)		(3)
Adjusted earnings	$1,827		$1,646		$437		$1,634		$2,774
Computation of fixed charges:
Interest expense	$56		$49		$266		$847		$676
Interest relating to lease guarantee of 50%-or-less-owned affiliates	—		—		—		6		—
Estimated interest portion of operating lease expense (1)	19		20		19		18		16
Fixed charges	$75		$69		$285		$871		$692
Ratio of earnings to fixed charges	24.4	x	23.9	x	1.5	x	1.9	x	4.0	x

(1)	Interest is estimated at 33% of rental charges, which considers industry benchmarks and assumption of average debt service cost over the assumed life of the related property.